SOLITARIO EXPLORATION & ROYALTY CORP.

4251 Kipling Street, Suite 390

Wheat Ridge, Colorado 80033

May 1, 2014

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Adam Turk

Facsimile: (703) 813-6982

Re: Solitario Exploration & Royalty Corp. Registration Statement on

Form S-3 (Registration No. 333-194827)

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Solitario Exploration & Royalty Corp. ("Solitario") hereby requests acceleration of the effective date of its registration statement on Form S-3 (Registration No. 333-194827), so that it may become effective at 2:00 p.m., Eastern Daylight Time, on May 5, 2014, or as soon thereafter as practicable.

In connection with such request for acceleration, Solitario hereby acknowledges that:

1.	should the Securities and Exchange Commission (the "SEC") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
2.	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Solitario from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.	Solitario may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Solitario Exploration & Royalty Corp.

By: /s/ James R. Maronick

James R. Maronick

Chief Financial Officer, Secretary and Treasurer